August 27, 2019

VIA EDGAR
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Office of Information Technologies and Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Take-Two Interactive Software, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2019
Filed May 14, 2019
Form 8-K furnished August 5, 2019
File No. 001-34003

Dear Ms. Collins:

On behalf of Take-Two Interactive Software, Inc. (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission received by letter dated August 22, 2019 (the “Comment Letter”) relating to the above-referenced filings.  We are working expeditiously to respond to the Comment Letter.  We respectfully request an extension of time to respond to the inquiries contained in the Comment Letter.  We currently anticipate submitting a response to the Comment Letter on or before September 20, 2019.  Please do not hesitate to contact me at 646-536-3003 with any concerns you may have regarding the timetable described above.  Thank you for your consideration.

Very truly yours,
/s/ Lainie Goldstein
Lainie Goldstein

cc:   Daniel Emerson